SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND
(d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2
(AMENDMENT NO. 2)*

Oi S.A. – In Judicial Reorganization
(Name of Issuer)

American Depositary Receipts, each representing five Common Shares
(Title of Class of Securities)

670851500[1]
(CUSIP Number)

March 13, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 This CUSIP number applies to American Depositary Receipts, each representing five common shares, no par value, of the Issuer (“Common Shares”).

1	NAMES OF REPORTING PERSONS
York Capital Management Global Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
257,907,700 Common Shares[2]

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
257,907,700 Common Shares[2]

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
257,907,700 Common Shares[2]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.45%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

2 These 257,907,700 Common Shares are held in the form of 51,581,540 American Depositary Receipts.

Item 1(a).	Name of Issuer:

Oi S.A. – In Judicial Reorganization

Item 1(b).	Address of Issuer's Principal Executive Offices:

Rua Humberto de Campos 425, 8th floor, Leblon
22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

Item 2(a).	Name of Person Filing:

This Schedule is being filed by York Capital Management Global Advisors, LLC (“YGA”) with respect to:

(i)
1,490,623 American Depositary Receipts directly owned by York European Strategic Investors Holdings Fund, L.P., a Cayman Islands exempted limited partnership (“York European Strategic Investors”), the general partner of which is York Offshore Holdings II, L.L.C.;

(ii)
7,464,954 American Depositary Receipts directly owned by York European Opportunities Investments Master Fund, L.P., a Cayman Islands exempted limited partnership (“York European Opportunities”), the general partner of which is York European Opportunities Domestic Holdings, LLC;

(iii)
1,535,620 American Depositary Receipts directly owned by York European Focus Master Fund, L.P., a Cayman Islands exempted limited partnership (“York European Focus”), the general partner of which is York European Focus Domestic Holdings, LLC;

(iv)
2,944,138 American Depositary Receipts directly owned by York Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Multi-Strategy”), the general partner of which is Dinan Management, L.L.C.;

(v)
418,320 American Depositary Receipts directly owned by Jorvik Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“Jorvik”), the general partner of which is Dinan Management, L.L.C.;

(vi)	1,023,965 American Depositary Receipts directly owned by Exuma Capital, L.P., a Cayman Islands exempted limited partnership (“Exuma”), the general partner of which is Exuma Management, LLC;

(vii)
18,251,732 American Depositary Receipts directly owned by York Credit Opportunities Investments Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Credit Opportunities Master”), the general partner of which is York Credit Opportunities Domestic Holdings, LLC;

(viii)
16,309,748 American Depositary Receipts directly owned by York Credit Opportunities Fund, L.P., a Delaware limited partnership (“York Credit Opportunities”), the general partner of which is York Credit Opportunities Domestic Holdings, LLC; and

(ix)	2,029,454 American Depositary Receipts directly owned by York Capital Management, L.P., a Delaware limited partnership (“York Capital”), the general partner of which is Dinan Management, L.L.C.

In addition, YGA or certain affiliated or subsidiary entities serve as an investment manager for various managed accounts which currently hold 112,986 American Depositary Receipts.  YGA is the sole managing member of the general partner of each of York European Strategic Investors, York European Opportunities, York European Focus, York Multi-Strategy, Jorvik, Exuma, York Credit Opportunities Master, York Credit Opportunities and York Capital.  YGA or certain affiliated or subsidiary entities exercise investment discretion over such investment funds and managed accounts and accordingly may be deemed to have beneficial ownership over the American Depositary Receipts directly owned by such investment funds and managed accounts.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office address of YGA is:

c/o York Capital Management
767 Fifth Avenue, 17th Floor
New York, New York 10153

Item 2(c).	Citizenship:

The place of organization of YGA is New York.

Item 2(d).	Title of Class of Securities:

American Depositary Receipts

Item 2(e).	CUSIP Number:

670851500

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)
☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Item 4.	Ownership.

(a)	Amount beneficially owned:		257,907,700 Common Shares

(b)	Percent of class:		4.45%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	257,907,700 Common Shares

	(ii)	Shared power to vote or to direct the vote:	0

	(iii)	Sole power to dispose or to direct the disposition of:	257,907,700 Common Shares

	(iv)	Shared power to dispose or to direct the disposition of:	0

The number of shares beneficially owned and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership described above is based on 5,796,478,000 Common Shares outstanding as of September 30, 2019, as reported by the Issuer on Exhibit 1 of its Form 6-K filed with the Securities and Exchange Commission on December 3, 2019.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

The right to receive dividends from, or the proceeds from the sale of, all shares of American Depositary Receipts reported in this statement as may be deemed to be beneficially owned by YGA or certain affiliated or subsidiary entities is held by York European Strategic Investors, York European Opportunities, York European Focus, York Multi-Strategy, Jorvik, Exuma, York Credit Opportunities Master, York Credit Opportunities, York Capital or certain other managed accounts, as the case may be, all of which are subject to the investment discretion of YGA or certain affiliated or subsidiary entities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2020

YORK CAPITAL MANAGEMENT GLOBAL ADVISORS, LLC

By:	/s/ Brian Traficante
	Name:	Brian Traficante
	Title:	General Counsel